United States Securities & Exchange Comm.
12g 3-2 (b) Exemption No. 82-2[illegible]2
MISHIBISHU GOLD CORPORATION
(NOW MESSINA MINERALS INC.)
82-2682





QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Previously Form 61)

BCSC British Columbia Securities Commission

SUPPL

Freedom of Information and Protection [illegible] information requested on this form is collected under the authority of and used for the purp[illegible] *s Act*. Questions about the collection or use of this information can be directed to the Sup[illegible] 399-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1[illegible] 1-800-373-6393



03022687

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
MESSINA MINERALS INC. *(Formerly Mishibishu Gold Corporation)*	03	03	31	03	05	23

ISSUER ADDRESS				
2300 – 1066 WEST HASTINGS STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6E 3X2	604-893-7071	604-688-1508
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
JUNE BALLANT		CONTROLLER		604-688-1508
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
jballant@windarra.com		www.messinaminerals.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Steven Brunelle"	STEVEN BRUNELLE	03	05	23
"Robert Eadie"	ROBERT EADIE	03	05	23

FIN51-901F Rev.2000/12/19

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

6/16

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financial statements for the period ended March 31, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year period to date:

   a) Deferred exploration costs:

   See Note 6 in the attached unaudited financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached unaudited financial statements.

2. Related party transactions:

   See Note 9 in the attached unaudited financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued:

Date of Issue	Type of Securities	Type of Issue	Number or Amount	Total Proceeds	Type of Consideration
Oct 24, 2002	Common shares	Private Placement	1,100,000	$110,000	Cash
Nov 28, 2002	Common shares	Property Acquisition	50,000	(deemed)$5,000	Property
Jan 14, 2003	Common shares	Property Acquisition	75,000	(deemed)$7,500	Property

   b) Summary of options granted:

   There were no stock options granted during the period.

4. As at the end of the reporting period:

   a) Authorized share capital: 100,000,000 common shares without par value

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

4. b) Shares issued and outstanding:

	Number of Shares	Amount
Balance, March 31, 2003	24,526,592	$ 9,295,227

c) Options, warrants and convertible securities outstanding:

See Note 8 in the attached unaudited financial statements.

d) Number of escrow shares: Nil

5. List of directors and officers:

Director and President:	Robert Eadie
Secretary:	June Ballant
Director:	John Pallot
Director:	Steven Brunelle

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS OPERATIONS

The Company is in the business of exploring Canadian mineral properties to determine whether the mineral properties contain economically recoverable ore reserves. The Company's focus is to maintain its strategic property positions along the Mishibishu Lake Gold Belt in Northern Ontario and to develop its newly acquired properties in Newfoundland.

During the period, the Company received shareholder approval to a consolidation of its shares on a 3 to 1 basis and a name change to Messina Minerals Inc.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

MINERAL PROPERTIES AND EXPLORATION

Tulks South Property, Newfoundland

On April 9, 2002 the Company entered into an assignment agreement with Windarra Minerals Ltd. ("Windarra") whereby the Company has the right to earn a 100% interest in the **Tulks South** massive sulphide property in Newfoundland. Windarra retains a 2% net smelter return on the Company's share of the proceeds from production, which may be bought out by the Company for $2,000,000. The Company is to incur $1,374,385 in exploration expenditures by July 15, 2005 in order to earn its 100% interest. The underlying interest holder is Noranda Inc. ("Noranda"). Noranda has the right to back in for a 50% interest. Under specified terms, Noranda is to receive a 2% net smelter royalty where Noranda has not exercised its back in rights.

Also pursuant to the acquisition agreement, the Company will issue 300,000 common shares of the Company, in four tranches of 75,000 shares over a period of 3 years commencing on the date of regulatory approval. An additional 50,000 common shares of the Company will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"). Tulks originally acquired the interest from Noranda. The Company has also agreed to pay Tulks 0.5% net smelter royalty from the Company's share of the proceeds from production of the property. During the period, the Company issued the first tranche of 75,000 common shares to Tulks.

Location and Geology The Tulks South Property is prospective for volcanogenic sulphide deposits. Five significant base metal prospects have been outlined on the property, including Tulks East, Boomerang, Curve Pond, West Tulks and Dragon Pond. None have been fully delineated and four are in early stages in terms of work completed. The property is located 40 kilometers south of the formerly producing Buchans Mines (one of the richest base metal mines in Canada having produced 16,200,000 tonnes at 14.51% Zn, 1.33% Cu, 7.56% Pb, 126 g Ag and 1.37 g Au per tonne) located in west central Newfoundland. The property consists of 151 square km covering the southern half of the Tulks Volcanic Belt; this volcanic belt being similar to other volcanic belts in eastern Canada which host significant volcanogenic sulphide deposits such as the Buchans Mines and the world class Brunswick deposits located near Bathurst, New Brunswick.

On the Tulks South Property there are two, and possibly three distinct sulphide bearing horizons within a package of Lower Ordivician (498 Ma) felsic volcanics and sedimentary rocks. Each horizon potentially extends the length of the property, some 35 km long, giving the potential of approximately 100 km of prospective stratigraphy to explore for base metal deposits. Five significant base metal prospects have been outlined on the property. None have been fully delineated and four are in the early-discovery stages in terms of work completed. One of these, the Tulks East target, is the largest sulphide accumulation known in the Tulks Volcanic Belt and the most advanced in terms of exploration, hosting three massive sulphide lenses totaling >6,000,000 tonnes of material containing base metals (Barbour, D. and Thurlow, J., 1982 for Abitibi-Price/Asarco; published in CIMM, p.300-320).

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Tulks South Property, Newfoundland (cont'd...)

Work Program In August through October 2002, the Company completed a drilling program to test one gold target ("Midas Pond") and three VMS targets for an aggregate of 1,196.9 meters of drilling. The Tulks South drilling project is funded in part by the Newfoundland Department of Mines and Energy Junior Company Exploration Assistance Program ("JCEAP"). During the previous year and in this period, the Company spent in total $161,227 on exploration in this property and expects to recover $65,000 from the JCEAP.

Two drill holes were completed at the Midas Pond gold prospect. Hole GP02-38 intersected quartz veining and alteration, which assayed 1.5 g/t Au over a core length of 5.3 meters. Hole GP02-39 undercut hole GP02-38 and intersected the alteration with minor veining over a length of 8.4 meters with 0.1 g/t Au values. The structural control to vein emplacement within the alteration zone appears to plunge to the northeast.

Four drill holes were completed at the Curve Pond massive sulphide prospect. The Curve Pond massive sulphide zone is a 4.0 m thick outcropping massive sulphide lens and has assayed up to 26.2% zinc and 1.19% lead from surface grabs of the zinc-rich stratigraphic top of the lens. The 2002 program holes were drilled 50 meters apart testing along a 150 m strike length. All four holes intersected multiple intervals of massive sulphides between 0.15 and 1.8 meters core width. The sulphides occur at the contact between felsic volcanics and overlying iron-rich sediments and have been structurally attenuated. The best intersection was in hole CVP02-02 which intersected 0.63 meters of sulphides assaying 0.6% copper, 0.3% lead, 3.5% zinc, 14.2 g/t silver, and 0.1 g/t Au. The enveloping iron-rich, in part exhalative, sediment host to the sulphides is a regional stratigraphic marker horizon that will focus further exploration.

Six other holes tested regional targets within the main productive felsic horizon. All holes intersected intensely altered felsic volcanics with base metal mineralization carried either by stringers or disseminated within the alteration. Lithogeochemical testing of these rocks indicate the alteration is sodium-depleted, barium- and mercury-enriched, consistent with volcanogenic processes leading to massive sulphide formation.

The 2002 program established the fold and plunge controls to mineralization within the belt. This information will be applied to drilling the down-plunge extensions of the primary sulphide targets within the Property.

Subject to financing, the Company is planning in 2003 to drill test the Tulks East massive sulphide prospect. The Tulks East A-Zone lens is greater than 30 meters true thickness, is strongly zoned with base metal content increasing to depth, and is untested below 275 meters vertical. The Tulks East B-Zone, which lies 15 meters stratigraphically above the A-Zone, also remains open downplunge. Targets such as the Boomerang massive sulphide prospect, comprised of one drill intersection of massive sulphide containing 0.5% copper, 2.6% lead, 7.4% zinc, and 76.5 g/t silver over 1.8 meters true thickness which remains open in all directions, are also planned for drill testing.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

Fost Hill Property, Newfoundland

On October 15, 2002 the Company entered into an option agreement with Deep Reach Exploration Inc. ("Deep Reach") to earn a 100% interest in the **Fost Hill Property** (Fost #1) located in the White Bay Area, Newfoundland. In consideration, the Company paid $4,000 upon execution of the agreement and, subject to regulatory approval, will issue 200,000 common shares of the Company in four tranches. The Company agreed to grant to Deep Reach a 10% net profits interest royalty on gold and silver and a 2% net smelter return royalty on other metals with the Company having the option to repurchase one half of each of the royalties for $1,000,000 at any time after the exercise of the purchase option. Deep Reach will transfer title to the Company upon the Company completing and having the Newfoundland Department of Mines and Energy accept a First Year assessment report showing a total of $28,000 assessment work on the properties. The Company further repaid to Deep Reach $2,100 for the costs incurred in connection with the staking of claims at a cost of $15.00 per claim.

Subsequently, the Company has acquired by staking an additional 100 claims on two licences (Fost #2) contiguous to the Fost Hill Property covering along strike extensions to mineralization.

Location and Geology The entire Fost Hill Property is comprised of a total of five claim licenses including 240 claims totaling 6,000 hectares (60 square kilometers) in the White Bay Area of Newfoundland. The exploration target at the Fost Hill Property is bulk tonnage gold deposit with lower grade alteration in the 1-3+ g/t Au range carrying higher grade intervals in the 6-18+ g/t Au range across wide intervals. One gold-bearing outcrop, named the Fost Showing, has been discovered on the Fost Hill Property to date. Messina geologists collected a total of thirteen samples from the showing area during two due diligence visits. The best two assays were 18.4 g/t Au and 5.7 g/t Au from pyrite-bearing stockwork quartz veins within the potassic alteration. The encompassing strong potassic alteration assays 1.16 g/t to 3.3 g/t gold in nine samples. Two samples of weak potassic-altered granite assayed 0.5 g/t Au and 0.66 g/t Au. All samples were assayed for gold by fire assay / atomic absorption finish (FA/AA) by Eastern Analytical Labs of Springdale, Newfoundland.

The property area is underlain by fine to medium grained biotite granite. The granite is cut by fault splays off the Doucer's Valley Fault, a major deep crustal suture, which marks the western boundary of the Dunnage Zone in Newfoundland and is the presumed conduit for gold-bearing fluids. Granitic rocks within fault splays have been variably silicified, sericitized, carbonate-altered, and potassically altered with the concurrent introduction of stockwork quartz veins. Pyrite occurs disseminated within the alteration zones and ranges from 2-10%. The alteration zones range from 30 centimeters to 70 meters in width.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Fost Hill Property, Newfoundland (cont'd...)

Work Program The planned 2003 exploration program will evaluate the true width and tenor of the gold mineralization discovered to date at the Fost Showing, establish the strike length of this mineralization at surface, and explore the remainder of the Fost Property for similar mineralization. During the previous year and in this period, the Company incurred a total of $16,669 in preliminary deferred exploration costs on the property.

Ontario Gold Properties

The **Pukaskwa Property** covers a 14 km segment of the deformation zone which is the host to numerous gold anomalies and showings along its length highlighted in the west by the Champagne Vein where surface sampling averaged 16.2 grams gold per tonne across 1.3 meters along 180 meters of strike length and to the east by the Aardvark and East Zones.

In accordance with recommendations by the CICA, the Company decided to write-down the minerals claims to a nominal value at September 30, 2001. The Company is re-evaluating the Champagne Vein drill data in light of recognition that the best gold mineralization is controlled by a shallow northeast plunge and not a steep to vertical plunge as previously interpreted. The Company will continue to maintain the key claims on this property.

The **Mishi Gold Property** consists of 2 mining leases and 89 claims, covers a further 10 kilometers segment of the same deformation zone further to the east. This property hosts the Mishi Pit, which was sold for $1.4 M to River Gold Mines Ltd. in 1998. Numerous gold anomalies and surface showings have been identified on the properties and the Company is targeting its efforts to locate additional gold deposits that could provide feed to the nearby mill. Recent Ontario government geologic efforts have identified several priority gold geochemical targets on the Company's properties that will be the subject of follow-up work. In accordance with recommendations by the CICA the Company decided to write-down the minerals claims to a nominal value at September 30, 2001. The Company will continue to maintain its core property holdings in the area.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

FINANCIAL DISCUSSION

Due to a significant increase in property investigations, 2 property acquisitions and regulatory filings, there was an overall increase of $22,449 in total administrative expense compared to the same period last year. An increase in management expense from $19,200 in the previous year to $42,000 in the current period was offset by a decrease in the business development expense from $16,800 in the previous year to $1,000 in the current period.

At March 31, 2003, the Company had a working capital of $105 compared to a working capital deficiency of $30,543 at September 30, 2002. The Company also holds marketable securities recorded at $6,600 but valued at today's market at $29,700. During the period, the Company completed a 1,100,000 unit financing at a price of $0.10 per unit for net proceeds of $110,000 and also received a $50,000 repayment of an amount due from Windarra Minerals Ltd.

The Company is actively pursuing various financing options to fund the exploration and development of its properties.

INVESTOR RELATIONS

The Company has not undertaken any investor relation activities. Management is currently responsible for all investor relations.

LEGAL PROCEEDINGS

There are no legal proceedings with the Company.

SUBSEQUENT EVENTS

Subsequent to March 31, 2003 the Company consolidated its share capital on a 3:1 basis and the Company changed its name from Mishibishu Gold Corporation to Messina Minerals Inc. The Company trading symbol in the TSX was changed from MGO to MMI.

MESSINA MINERALS INC.
(Formerly Mishibishu Gold Corporation)
Balance Sheets
Unaudited

		March 31 2003		September 30 2002
ASSETS				
Current				
Cash and equivalents	$	59,546	$	39,644
Restricted term deposit (Note 2)		-		86,687
Receivables		67,820		82,553
Prepaid & deposits		3,020		3,020
		130,386		211,904
Due from Windarra Minerals Ltd. (Note 3)		234		50,000
Capital assets (Note 4)		2,269		2,652
Mineral properties (Note 5)		51,664		33,064
Deferred exploration costs (Note 6)		127,600		99,729
Long-term investments (Note 7)		6,600		6,600
	$	318,753	$	403,949
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	130,281	$	192,447
Due to related party		-		50,000
		130,281		242,447
Shareholders' equity				
Capital stock (Note 8)		9,295,227		9,172,727
Deficit		(9,106,755)		(9,011,225)
		188,472		161,502
	$	318,753	$	403,949

Nature of operations (Note 1)

On behalf of the Board:

"Steve Brunelle"
STEVE BRUNELLE
Director

"Robert Eadie"
ROBERT EADIE
Director

The accompanying notes are an integral part of these financial statements

MESSINA MINERALS INC.
(Formerly Mishibishu Gold Corporation)
Statement of Operations and Deficit
Unaudited

	3 months ended Mar 31 2003	3 months ended Mar 31 2002	6 months ended Mar 31 2003	6 months ended Mar 31 2002
EXPENSES				
Administration fees	$ 4,500	$ 6,000	$ 9,500	$ 12,000
Amortization	184	251	383	523
Audit and accounting	3,975	3,000	8,475	5,500
Business Development	-	4,000	1,000	16,800
Legal	-	-	541	-
Management and financial consulting	21,000	8,400	42,000	19,200
Office and miscellaneous	5,156	3,537	10,753	5,828
Public relations	2,125	162	3,702	1,208
Regulatory fees	4,185	3,848	8,231	5,387
Rent and reception	2,625	3,000	6,075	6,000
Transfer agent fees	2,702	2,245	3,557	2,835
Travel and related cost	3,513	-	3,513	-
	49,965	34,443	97,730	75,281
Loss from operations	(49,965)	(34,443)	(97,730)	(75,281)
OTHER ITEMS				
Interest and other income	1,809	2,436	2,200	5,333
Loss for the period	(48,156)	(32,007)	(95,530)	(69,948)
Deficit, beginning of period	(9,058,599)	(8,880,012)	(9,011,225)	(8,842,071)
Deficit, end of period	$ (9,106,755)	$ (8,912,019)	$ (9,106,755)	$ (8,912,019)
Loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of these financial statements

MESSINA MINERALS INC.
(Formerly Mishibishu Gold Corporation)
Statement of Cash Flows
Unaudited

	3 months ended Mar 31, 2003	3 months ended Mar 31, 2002	6 months ended Mar 31, 2003	6 months ended Mar 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (48,156)	$ (32,007)	$ (95,530)	$ (69,948)
Item not affecting cash:				
Amortization	184	251	383	523
Changes in non-cash working capital items:				
(Increase) decrease in receivables	6,954	1,381	14,732	62
Increase (decrease) in accounts payable and accrued liabilities	(14,129)	14,306	(112,166)	13,965
Net cash used in operating activities	(55,147)	(16,069)	(192,581)	(55,398)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of mineral property	-	-	(6,100)	-
Deferred exploration costs	(1,174)	(413)	(22,551)	(2,935)
Government grant adjustment	(5,320)	-	(5,320)	-
Restricted term deposit	-	(86,688)	-	(86,688)
Release of restricted term deposit	86,688	-	86,688	-
Net cash used in investing activities	80,194	(87,101)	52,717	(89,623)
CASH FLOWS FROM FINANCING ACTIVITIES				
Advances to (from) Windarra Minerals Ltd.	-	27,918	49,766	(69,491)
Private placement	-	-	110,000	-
Loan payable	-	55,000	-	55,000
Net cash provided by financing activities	-	82,918	159,766	(14,491)
Decrease in cash and equivalents during the period	25,047	(20,252)	19,902	(159,512)
Cash and equivalents, beginning of period	34,499	23,016	39,644	162,276
Cash and equivalents, end of period	$ 59,546	$ 2,764	$ 59,546	$ 2,764

The accompanying notes are an integral part of these financial statements

1. NATURE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include acquiring and developing mineral properties.

The Company is in the process of exploring and developing its mineral properties. Based on the information available to date, the Company has not yet determined whether the mineral properties contain economically recoverable ore reserves.

The recoverability of the amounts comprising mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development and upon future profitable production. The Company is considered to be in the development stage, as it has not yet earned significant revenues.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Mar 31 2003	Sept 30 2002
Working capital (deficiency)	$ 105	$ (30,543)
Deficit	(9,106,755)	(9,011,225)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted term deposits

Restricted term deposits consist of term deposits held as collateral on a letter of credit held as security for certain exploration expenditures.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Capital assets

Capital assets are recorded at cost. Amortization is being provided for using the declining balance method of amortization at the rate of 30% per annum.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties, which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties, which have reached the production stage, will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value, as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. Upon abandonment or sale of a project, all deferred costs relating to the project will be expensed in the year of abandonment or sale.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Government grants

Government assistance is recorded as a reduction of the cost of the applicable assets as determined by the terms and conditions of the agreement under which the assistance is provided to the Company. Claims for government grants are accrued upon the Company attaining reasonable assurance of collections.

Long-term investments

Long-term investments are carried at cost. If it is determined that the value of the investment is permanently impaired, it is written-down to its estimated net realizable value.

Stock based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation costs for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company elected to adopt the intrinsic value-based method for employee awards. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements in the current period presented.

Future income taxes

Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

3. DUE FROM WINDARRA MINERALS LTD.

The loan to its former parent, Windarra Minerals Ltd. ("Windarra"), bears interest at the Royal Bank of Canada prime rate, is unsecured and has no specific date of repayment. The fair value of this loan is not determinable, as it has no specific repayment terms. During the period, Windarra repaid $50,000 to the Company. The remaining outstanding balance of $234 represents the interest accrued during the period.

4. CAPITAL ASSETS

	Mar 31 2003			Sept 30 2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 4,969	$ 2,700	$ 2,269	$ 4,969	$ 2,317	$ 2,652

5. MINERAL PROPERTIES

	Fost Hill, #1, NF	Tulks South, NF	Mishi Gold Property and Pukaskwa Claims	Total Mar 31 2003	Tulks South, NF, Mishi Gold Property, Pukaskwa Claims	Total Sept 30 2002
Balance, beginning of period	$ -	$ 33,063	$ 1	$ 33,064	$ 1	$ 1
Additions during the period	11,100	7,500	-	18,600	33,063	33,063
Balance, end of period	$ 11,100	$ 40,563	$ 1	$ 51,664	$ 33,064	$ 33,064

5. MINERAL PROPERTIES (cont'd...)

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Mishi Gold Property, Ontario

The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property, a 30-claim crown lease. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.60 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. The Company wrote-down deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

Pukaskwa claims, Ontario

The Company holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter return. The Company wrote-down the mineral claims to a nominal value. The Company will continue to maintain these claims for future opportunities.

Tulks South Property, Newfoundland

The Company entered into an assignment agreement with Windarra whereby the Company has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland.

The Company will grant Windarra a 2% net smelter return royalty on the Company's share of production from the Property (the "Windarra Royalty") payable from the Company's share of proceeds from production from the Property. Further, Windarra agrees to grant to the Company the right to buy back the Windarra Royalty at anytime prior to commercial production for $2,000,000.

The Company is to incur $1,374,385, prior to any government grants, in exploration expenditures by July 15, 2005 in order to earn its 100% interest. The underlying interest holder is Noranda Inc. ("Noranda"). Noranda has the right to back in for a 50% interest at a price of 1.5 times the amount of exploration expenditures incurred on the specific mining block. Under specified terms, Noranda is to receive a 2% net smelter royalty where Noranda has not exercised its back in rights.

5. MINERAL PROPERTIES (cont'd...)

Pursuant to the acquisition agreement, the Company will issue 300,000 common shares of the Company, in four tranches of 75,000 shares over a period of 3 years commencing upon the date regulatory approval is obtained. An additional 50,000 common shares of the Company will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"). Tulks originally acquired the interest from Noranda. The Company has also agreed to pay Tulks a 0.5% net smelter royalty from the Company's share of the proceeds from production of the property. During the period, the Company issued the first tranche of 75,000 common shares to Tulks.

Fost Hill #1 Property, Newfoundland

On October 15, 2002, the Company entered into an option agreement with Deep Reach Exploration Inc. ("Deep Reach") to earn a 100% interest in the Fost Hill Property located in the White Bay Area, Newfoundland. In consideration, the Company paid $4,000 upon execution of the agreement and will issue 200,000 common shares of the Company in four tranches. During the period, 50,000 common shares were issued to Deep Reach at a deemed value of $0.01 per share. The Company agrees to grant to Deep Reach a 10% net profits interest royalty on gold and silver and a 2% net smelter return royalty on other metals with the Company having the option to repurchase one half of each of the royalties for $1,000,000 at any time after the exercise of the purchase option. Deep Reach will transfer title to the Company upon the Company completing and having the assessment work on the properties. The Company further repaid to Deep Reach $2,100 for the costs incurred in connection with the staking of the claims at a cost of $15.00 per claim.

6. DEFERRED EXPLORATION COSTS

	Mishi Gold Property	Pukaskwa Claims NF	Tulks South Property	Fost Hill #1 Property	Fost Hill #2 Property	Total Mar 31 2003
Balance, beginning of period	$ 5,521	$ 191	$ 79,390	$ 14,627	$ -	$ 99,729
Data compilation	-	125	-	-	-	125
Camp construction and supplier	-	-	1,648	1,611	-	3,259
Equipment rental	-	-	210	-	-	210
Field office and miscellaneous	660	-	-	-	-	660
Geochemistry	-	-	2,357	251	-	2,608
Labour	-	-	1,620	-	-	1,620
Lease rental and recording fees	1,887	-	-	-	-	1,887
Project management	-	-	708	180	-	888
Staking and recording	-	-	-	-	6,000	6,000
Transportation and travel	-	-	5,294	-	-	5,294
	2,547	125	11,837	2,042	6,000	22,551
Government grant	-	-	5,320	-	-	5,320
Balance, end of period	$ 8,068	$ 316	$ 96,547	$ 16,669	$ 6,000	$ 127,600

6. DEFERRED EXPLORATION COSTS (cont'd...)

	Mishi Gold Property	Pukaskwa Claims	Tulks South Property	Fost Hill #1 Property	Total Sept 30, 2002
Balance, beginning of period	$ 1	$ 1	$ -	$ -	$ 2
Assays, testing and analysis	-	-	3,741	-	3,741
Data compilation	-	190	-	-	190
Camp construction and supplier	-	-	4,281	1,816	6,097
Diamond drilling	-	-	73,083	-	73,083
Equipment rental	-	-	21,395	2,862	24,257
Field office and miscellaneous	1,320	-	-	-	1,320
Geology, geophysics and prospecting	2,000	-	-	-	2,000
Labour	-	-	38,114	6,786	44,900
Lease rental and recording fees	2,200	-	-	-	2,200
Mobilization and demobilization	-	-	1,836	1,836	3,672
Project management	-	-	6,940	1,327	8,267
Transportation and travel	-	-	-	-	-
	5,520	190	149,390	14,627	169,727
	5,521	191	149,390	14,627	169,729
Government grants	-	-	(70,000)	-	(70,000)
Balance, end of period	$ 5,521	$ 191	$ 79,390	$ 14,627	$ 99,729

In the previous year, the Company received or accrued a total of $70,000 in government grants from the Government of Newfoundland. In the current period, the Company adjusted the actual amount of the government grant to $64,680.

7. LONG-TERM INVESTMENTS

During the year ended September 30, 2001, the Company elected to exchange its interest in certain mineral claims located in the James Bay Lowland area, Ontario, for 165,000 common shares of Dumont Nickel Inc., which has been written-down to its current market value of $6,600.

8. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common voting shares, without par value		
Issued		
Balance as at September 30, 2002	23,301,592	$ 9,172,727
Shares issued pursuant to property acquisition	125,000	12,500
Private Placement	1,100,000	110,000
Balance as at March 31, 2003	24,526,592	$ 9,295,227

Stock options

At the Company's annual general meeting held on January 14, 2003, shareholder approval was received to the establishment of a stock option plan (the "Plan") to be administered by the directors of the Company to attract and motivate the directors, officers, employees and consultants of the Company (collectively "Optionees").

The following incentive stock options were outstanding at March 31, 2003:

Number of Shares	Exercise Price	Expiry Date
1,700,000	$ 0.10	August 1, 2005

9. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued accounting fees of $6,500 an officer of the Company.

b) Paid or accrued management fees of $30,000 to a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

10. SEGMENTED INFORMATION

The Company conducts substantially all of its operations in Canada in one business segment.

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, restricted term deposit, receivables, accounts payable and accrued liabilities and due to related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

12. SUBSEQUENT EVENTS

Subsequent to March 31, 2003 the Company consolidated its share capital on a 3:1 basis. In addition to the share consolidation, the Company changed its name from Mishibishu Gold Corporation to Messina Minerals Inc.

MESSINA MINERALS INC.

(Formerly Mishibishu Gold Corporation)

CORPORATE DATA

MAY 2003

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@messinaminerals.com
Website: www.messinaminerals.com

REGISTERED OFFICE & SOLICITOR

Attention: Jay Sujir
Anfield Sujir Kennedy & Durno
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Robert Eadie, President and Director
June Ballant, Secretary
John Pallot, Director
Steven Brunelle, Director

INVESTOR CONTACTS

Robert Eadie
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: rob@messinaminerals.com

CAPITALIZATION

Authorized:	100,000,000
Issued:	8,175,514
Escrow:	Nil
Options:	566,665
Warrants:	366,665

LISTINGS

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6